Exhibit 99.1

SATIXFY COMMUNICATIONS LTD.
12 Hamada St., Rehovot 670315
Israel

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 27, 2024

Notice is hereby given that an Annual and Special General Meeting of Shareholders of SatixFy Communications Ltd. (the “Company”) will be held on Thursday, June 27, 2024, at 12:00p.m. Israel time at the offices of Sullivan & Worcester Tel Aviv, 28 Ha’Arbaa St., Hagag Towers, North Building, 34th floor, Tel Aviv, Israel, or at any adjournments thereof (the “Meeting” and “Notice”, respectively):

The following matters are in the agenda for the Meeting:
1.
To re-appoint Ziv Haft Certified Public Accountants (Isr.), certified public accountants in Israel a member firm of BDO International Limited (“Ziv Haft”), as the Company’s independent auditor, and to authorize the board of directors of the Company to determine Ziv Haft’s remuneration for 2024 and until the Company’s next annual general meeting of the shareholders.

2.	To re-elect each of Mary P. Cotton and David L. Willetts as a Class II director, to serve until the 2027 annual general meeting of shareholders.
3.	To approve the terms of compensation of Mr. Nir Barkan, as the Company’s Chief Executive Officer.
4.	Presentation and discussion regarding the Company’s financial statements and annual report for the year ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Record Date
Shareholders of record at the close of business on Monday, June 3, 2024 (the “Record Date”) are entitled to be provided with notice of and to vote at the Meeting either in person or by appointing a proxy to vote in their stead at the Meeting (see detailed below).

Board Recommendation
Our board of directors (the “Board” or “Board of Directors”) unanimously recommends that you vote “FOR” each of the above proposed resolutions, as specified in the attached proxy statement.

How You Can Vote
A form of proxy for use at the Meeting is attached to the proxy statement and a voting instruction form, together with a return envelope, will be sent to holders of Company’s ordinary shares, no par value (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend, or vote online using the instructions on the enclosed proxy card.

Subject to applicable law and the rules of the NYSE American LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” each of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Law, 5759-1999 (“Companies Law”) regulations (proxy and positions statements).

Shareholders registered directly with the transfer agent
If your shares are registered directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, of New York, N.Y., you are considered, with respect to those shares, to be the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Ms. Reut Tevet, VP Finance & Legal of the Company and/or Mr. Oren Harari, Interim Chief Financial Officer of the Company, or to vote in person at the Meeting.

Shareholders of beneficial owner
If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation and a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

This Notice and the documents mentioned therein, as well as the proposed resolution on the agenda, can be viewed at the Company’s registered office at 12 Hamada Street, Rehovot 670315, Israel, Sunday through Thursday between 10:00 a.m. and 3:00 p.m., and also will be made available to the public on the Company's website www.satixfy.com, and the SEC’s website at www.sec.gov.

SatixFy Communications Ltd.

May 23, 2024